April 13, 2016

Please WITHHOLD support for the reelection of directors Patrick Flynn and Darlene Friedman at the annual meeting on May 11, 2016.

Dear Chipotle Shareholders:

Chipotle Mexican Grill, Inc. (NYSE:CMG) stands at a critical juncture. The last three quarters’ onslaught of negative headlines, a federal criminal investigation and a nearly 40% share price collapse since October has reminded us that balanced leadership and independent board oversight are critical to sustainable, long-term value creation. In light of the board’s failure to effectively address governance shortcomings—most critically the flawed recruitment processes which have resulted in an entrenched and insular board with a startling lack of racial and gender diversity— we urge you to withhold support for the reelection of Nominating and Corporate Governance Committee long-term incumbents Patrick

Flynn and Darlene Friedman at Chipotle’s annual meeting of shareholders on May 11, 2016.

For investors, the following are of immediate concern:

  With the company facing slowing momentum and potential growth challenges going forward, Chipotle is in need of genuinely independent oversight now more than ever. However much Chipotle may owe its conception to co-CEOs Monty Moran and Steve Ells, Chipotle’s growth has long since outsized its governance arrangements.
  Persistent governance problems including excessively long director tenures (a median tenure of 17 years) and low demographic diversity (an all-white and overwhelmingly male) are symptoms of enduring board insularity and a lack of recognition that governance needs to evolve alongside a rapidly growing corporation.
  Following multiple calls from shareholders for reform, the board is refusing to adopt a meaningful form of proxy access despite 49.9% shareholder support at last year’s annual meeting.

For these reasons, we believe shareholders must intervene now: the Chairperson of the Nominating and Governance Committee, Mr. Flynn (18 years on the board), and long-time incumbent member, Ms. Friedman (21 years on the board), must be held accountable for failing to sufficiently refresh the board and failing to bring about the attentive, independent and diverse oversight of management that shareholders deserve.

The CtW Investment Group works with union-sponsored pension funds with over $250 billion in AUM to enhance long-term shareholder value through active ownership. The Investment Group first engaged Chipotle over its egregious pay practices prior to the 2014 annual meeting, at which 76.6% of the shares voted on the company’s “say on pay” vote rejected the company’s pay plan—the lowest level of support in the Russell 3000 that year.1

1 Semler Brossy. (2015, January). 2014 Say on Pay Results: Russell 3000 Year End Report. Retrieved from http://www.semlerbrossy.com/wp-content/uploads/SBCG-2014-Year-End-Say-on-Pay-Report.pdf

The recent food safety crisis shows that more independent and diverse Board oversight is overdue.

As shareholders, we understand the gravity of the current situation resulting from the national string of six food safety failures since July. As demonstrated by well-known instances of food safety failure involving competitors, it is clear that Chipotle has a long road ahead in rebuilding its value proposition with shareholders and customers alike. The last three quarters were a crucial time for Chipotle to demonstrate competent leadership in crisis. In contrast, the response has been publicly labelled as a mere PR blitz—one that was slow, superficial and unconvincing.

While Chipotle has made efforts to more clearly communicate the company’s latest food safety practices, the question remains as to the effectiveness of Chipotle’s systems of oversight. We are particularly worried about the board’s decision to install only a single member of the Audit Committee as a food safety liaison. This central function should not be left to one person. Even more concerning is the designee picked by the board, John Charlesworth. He should not be considered independent given his excessively long, 17-year director tenure. A more comprehensive approach that would go further in reassuring shareholders and customers would be to establish a standalone food safety and sustainability committee and to recruit several new directors that could bring fresh, objective expertise to the human capital and supply chain challenges likely at issue.

Lengthy director tenures and lack of Board diversity are symptomatic of entrenchment and insularity.

Chipotle’s corporate governance shortfalls are a manifestation of the board’s insular composition. In addition to having one of the least diverse, least independent boards among the S&P 500, Chipotle’s average director tenure is among the very highest at a median of 17 years, with 6 directors having served for over a decade.2 Moreover, 4 of 7 outside directors were first appointed to the board while the company was privately held, meaning Patrick Flynn, Darlene Friedman, Albert Baldocchi and John Charlesworth were all recruited under a management-dominated process. Indeed, two of these four—Mr. Flynn and Mr. Charlesworth—are holdovers and prior executives of former Chipotle parent, McDonald’s. With the exception of the appointment of Neil Flanzraich to replace Ms. Friedman as Chairperson of the Compensation Committee in September 2015, Mr. Baldocchi, Mr. Flynn and Ms. Friedman have collectively chaired the board’s three committees for the entire time the company has been public.

For a company of Chipotle’s national footprint it is also striking that 3 of 7 outside directors, including recent appointee Kimbal Musk, have strong ties to the Denver and Boulder, Colorado metropolitan areas where Chipotle is headquartered and where co-CEOs Ells and Moran attended college, respectively.3

In addition to geographic homogeneity, Chipotle exhibits a shocking dearth of racial and gender diversity. Incredibly, despite amending the Corporate Governance Guidelines and Nominating &

2 Francis, T., & Lublin, J. S. (2016, March 23). Big Investors Question Corporate Board Tenures. Retrieved from The Wall Street Journal: http://www.wsj.com/articles/big-investors-question-corporate-board-tenures-1458761857

See also Francis, T. (2015, January 19). Inside America's Boardrooms. Retrieved from The Wall Street Journal: http://graphics.wsj.com/boards-of-directors-at-SP-500-companies

3	See Chipotle Mexican Grill, Inc. (2016, March 24). Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934. Retrieved from U.S. Securities and Exchange Commission: https://www.sec.gov/Archives/edgar/data/1058090/000119312516516433/d101839ddef14a.htm

Corporate Governance Charter to broaden diversity language in March 2015, the board concurrently installed an eighth white, male director on a board that is now 100% white and 89% male.4

We strongly believe that demographic diversity in the boardroom leads to healthier debates, better decisions and greater adaptability to change. Empirical studies have also found a positive relationship between company performance and greater board diversity. For instance, research conducted jointly by researchers at Rutgers and Iowa State University found that the percentage of women and minorities on boards of directors is positively correlated with financial indicators of firm performance.5

In our view, a board exhibiting low diversity, questionable independence and high tenure is most liable to function as an echo chamber and not as an effective means of differentiated thought leadership or oversight. This potential risk is heightened by the collective lack of outside board experience, specifically independent director experience at other companies. Only one director has any significant prior service as an outside, independent director, spotlighting a worrying lack of governance experience on this board.6 Alongside greater board diversity, having multiple directors with established track records of successful shareholder representation would better equip the board to execute its core oversight function.

The Board refuses to implement meaningful proxy access, ignoring strong investor demand for it.

Repeating last year’s unconstructive response, the board is again putting forward its own weakened version of proxy access based on a 5% ownership threshold in opposition to the standard 3%/3-year model put forward by shareholders.7 The latter, modeled on vacated SEC Rule 14a-11, received a 49.9%

“yes” vote last year (compared to just 27.5% for management’s proposal) and would allow investors collectively holding 3% of the company’s stock for 3 years to put forward a select number of candidates on the company’s proxy statement.8 Over the past year, many of the world’s largest asset managers,

4 Trillium Asset Management. (2015). Chipotle Mexican Grill: Board Diversity. Retrieved from http://www.trilliuminvest.com/shareholder-proposal/chipotle-mexican-grill-board-diversity-2015 Chipotle Mexican Grill, Inc. (2015, March 12). Corporate Governance Guidelines. Retrieved from Chipotle Investor Relations: http://ir.chipotle.com/phoenix.zhtml?c=194775&p=irol-govGuidelines Chipotle Mexican Grill, Inc. (2015, March 12). Charter for Nominating and Corporate Governance Committee. Retrieved from Chipotle Investor Relations: http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9Mjc1NTQwfENoaWxkSUQ9LTF8VHlwZT0z&t=1

See also Unzueta, M. M., Knowles, E. D., & Ho, G. C. (2012, February 24). Diversity Is What You Want It to Be: How Social-Dominance Motives Affect Construals of Diversity. Retrieved from Psychological Science: http://pss.sagepub.com/content/23/3/303 A 2012 study conducted at the Anderson School of Management demonstrated that broad and/or ambiguous statements on organizational diversity served to further perpetuate low racial diversity within organizations.

5 Erhardt, N. L., Werbel, J. D., & Shrader, C. B. (2003, March 19). Board of Director Diversity and Firm Financial Performance. Retrieved from Digital Repository @ Iowa State University: http://lib.dr.iastate.edu/cgi/viewcontent.cgi?article=1005&context=management_pubs See also Credit Suisse Research. (2012, August). Gender Diversity and Corporate Performance. Retrieved from https://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=88EC32A9-83E8-EB92-9D5A40FF69E66808

6 Lead Director Neil Flanzraich is the sole member of the Board with significant outside board experience. Although director Flynn served as an independent board member of Fidelity Bancorp until 2003, we note that the company—a local thrift valued at roughly $100 million at the conclusion of Mr. Flynn’s tenure—was of a much smaller scale.

See McGraw Hill Financial. (2016, April 11). Patrick J. Flynn Professional Summary. Retrieved from S&P Capital IQ: https://www.capitaliq.com/CIQDotNet/Person/PersonProfile.aspx?proId=660705 See McGraw Hill Financial. (2016, April 11). Fidelity Bancorp Inc. DE Transaction Summary. Retrieved from S&P Capital IQ: https://www.capitaliq.com/ciqdotnet/Transactions/TransactionSummary.aspx?CompanyId=333207&transactionViewType=1

7 Shareholders’ 3%/3-year proposal has been included in the 2016 proxy as Proposal 6. This is not to be confused with Proposal 5—management’s competing proposal which includes a 5% ownership threshold and other strictures antagonistic toward viable proxy access.

8 The SEC facilitated an extensive process of analysis and input from companies and investors to determine terms striking an appropriate balance between viable proxy access and requisite safeguards.

See U.S. Securities and Exchange Commission. (2010, August 25). Facilitating Director Nominations Final Rule. Retrieved from https://www.sec.gov/rules/final/2010/33-9136.pdf including Vanguard, have come out in favor of the 3%/3-year model and more than 90% of the companies adopting proxy access since the beginning of 2015 have followed the 3%/3-year model.9

Management’s proposed 5% threshold does not strike the right balance between viable proxy access and appropriate safeguards and in essence ignores shareholders’ demand for meaningful proxy access.

With a refreshed composition and new voices, we are confident Chipotle’s board can overcome these impediments to effective leadership and growth; however these changes cannot afford any further delay. As longstanding incumbents of the Nominating and Corporate Governance Committee, directors Flynn and Friedman bear responsibility for this board’s stagnation. While Ms. Friedman herself brings a modicum of gender diversity to the board, her failure to address the board’s broader composition over her 21 year tenure suggests that the board will be better served by replacing her with a fresh and diverse nominee.

Chipotle’s long-term outlook depends on a strong, independent and diverse board equipped to provide rigorous and forward-thinking oversight. Refreshment is the first step. To reverse the course of stagnation and implement serious refreshment, I urge you to join us in opposing the reelection of directors Flynn and Friedman on May 11, 2016.

If you would like to discuss our concerns directly with us, please contact my colleague Michael Pryce-Jones at (202) 262-7437 or at michael.pryce-jones@changetowin.org.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

9 Kerber, R. (2016, February 19). Exclusive: Vanguard offers fresh backing for 'proxy access' reforms. Retrieved from Reuters: http://www.reuters.com/article/us-vanguard-group-directors-exclusive-idUSKCN0VS2P8 Weil, Gotshal & Manges LLP. (2016, January 26). Alert: SEC Disclosure and Corporate Governance. Retrieved from http://www.weil.com/~/media/files/pdfs/1_22_16_governance-alert_final2.pdf?cid=8590500125